Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10119-4015

September 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lexington Realty Trust
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
File No. 1-12386

Ladies and Gentlemen:

In connection with responding to the comments from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Lexington Realty Trust hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joseph S. Bonventre at (212) 692-7250.

Sincerely,

/s/ Patrick Carroll
Patrick Carroll
Executive Vice President and
Chief Financial Officer

cc:  Mark Schonberger, Esq.